UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

NEW MEDIA INVESTMENT GROUP INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

64704V106
(CUSIP Number)

Edward Levy
810 Seventh Avenue, 33rd Floor New York, New York 10019 212-495-5200 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 19, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64704V106	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Leon G. Cooperman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF COMMON SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,021,600

	8	SHARED VOTING POWER
25,000

	9	SOLE DISPOSITIVE POWER
4,021,600

	10	SHARED DISPOSITIVE POWER
25,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,046,600

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.69%(1)

14	TYPE OF REPORTING PERSON (see instructions)
IN

(1)
Based on 60,529,861 shares of Common Stock reported to be outstanding in the Issuer’s Quarterly Report on Form 10-Q filed on May 2, 2019. See Item 5(a) with respect to the shares of Common Stock beneficially held by Mr. Cooperman.

CUSIP No. 64704V106	13D	Page 3 of 5 Pages

Item 1.  Security and Issuer.

 This statement on Schedule 13D (“Schedule 13D”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of NEW MEDIA INVESTMENT GROUP INC. (the “Issuer”).  The address of the principal executive office of the Issuer is 1345 Avenue of the Americas, New York, NY 10105.

Item 2.  Identity and Background.

a.	The name of the reporting person is Leon G. Cooperman (“Mr. Cooperman”).

b.	The address of Mr. Cooperman is St. Andrews Country Club, 7118 Melrose Castle Lane, Boca Raton, FL 33496.

c.
Mr. Cooperman is engaged in, among other activities, investing for his own account.  Mr. Cooperman is married to an individual named Toby Cooperman. Mr. Cooperman is one of the Trustees of The Leon and Toby Cooperman Foundation (the “Foundation”), a charitable trust dated December 16, 1981.  Mr. Cooperman has investment discretion over the Common Stock held by the Uncommon Knowledge and Achievement, Inc. (the “Uncommon”), a 501(c)(3) Delaware charitable foundation. Mr. Cooperman has an adult son named Michael S. Cooperman and a minor grandchild named Asher Silvin Cooperman. The Michael S. Cooperman WRA Trust (the “WRA Trust”), is an irrevocable trust for the benefit of Michael S. Cooperman. Mr. Cooperman has investment authority over the Common Stock held by Toby Cooperman, Michael S. Cooperman, the UTMA account for Asher Silvin Cooperman, and the WRA Trust accounts.
Mr. Cooperman is the Managing Member of Omega Associates, L.L.C. (“Associates”), a limited liability company organized under the laws of the State of Delaware.  Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles, including Omega Capital Partners, L.P. (“Capital LP”), a limited partnership organized under the laws of the State of Delaware and comprised of family assets.
       Mr. Cooperman is the ultimate controlling person of Associates. The principal business office of Associates is 810 Seventh Avenue, 33rd Floor, New York, New York 10019.

d.	During the past five years Mr. Cooperman was not convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

e.
During the last five years, Mr. Cooperman was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Such proceeding is described below.
       In September 2016, the Securities and Exchange Commission (“SEC”) filed a lawsuit against Mr. Cooperman and Omega Advisors, Inc., in the United States District Court for the Eastern District of Pennsylvania, captioned SEC v. Cooperman et al., 16-cv-5043.  The SEC’s complaint asserted a claim under Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) based on allegations that Mr. Cooperman traded in securities of a publicly traded company in July 2010 on the basis of material nonpublic information.  The complaint also asserted claims under Section 13(d) and Section 16(a) of the Exchange Act based on allegations that Mr. Cooperman did not timely report information about holdings and transactions in securities of publicly traded companies that he beneficially owned.  In May 2017, Mr. Cooperman consented to the entry of a final judgment, which the court entered later that month.  Among other things, the final judgment—in which Mr. Cooperman neither admitted nor denied wrongdoing—permanently enjoined Mr. Cooperman from violating Section 10(b), Section 13(d), and Section 16(a) of the Exchange Act; directed Mr. Cooperman to pay $4,947,139 in disgorgement, prejudgment interest, and civil penalties; and required Mr. Cooperman to retain an independent compliance consultant.

f.	Mr. Cooperman is a citizen of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.

Mr. Cooperman acquired the Common Stock through open market purchases. The source of funds for all purchases was working capital.

CUSIP No. 64704V106	13D	Page 4 of 5 Pages

Item 4.  Purpose of Transaction.
Mr. Cooperman beneficially owns the Common Stock for investment purposes. Mr. Cooperman intends to review alternatives with respect to his investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s business, financial condition, results of operations and strategic direction, conditions in the securities and capital markets in general and those for the Common Stock in particular, Mr. Cooperman’s overall investment strategies, liquidity requirements and other portfolio management considerations, other investment opportunities available to Mr. Cooperman, and general economic and industry conditions and applicable regulatory and legal constraints, Mr. Cooperman may, from time to time and at any time in the future, take such actions with respect to his investment in the Issuer as he deems appropriate, including, without limitation, communicating with the Issuer’s board of directors and other stockholders, industry participants and other interested or relevant parties about the Issuer, further acquisitions of the Common Stock or disposal of some or all of the Common Stock currently owned by Mr. Cooperman or otherwise acquired by Mr. Cooperman, either in the open market or in privately negotiated transactions, entering into financial instruments or other agreements which increase or decrease Mr. Cooperman’s economic exposure with respect to his investment in the Issuer and/or changing the form of ownership of securities of the Issuer by Mr. Cooperman, and or otherwise changing his intention with respect to any and all matters referred to in Item 4 of Schedule 13D.
Mr. Cooperman does not currently have any plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although Mr. Cooperman reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider his position, change his purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing).
Item 5.  Interest in Securities of the Issuer.

a.
Mr. Cooperman may be deemed the beneficial owner of 4,046,600 shares of Common Stock, which constitutes approximately 6.69% of the total number of Common Stock outstanding. This beneficial ownership includes: (i) 1,934,900 shares owned by Mr. Cooperman; (ii) 401,000 shares owned by Toby Cooperman; (iii) 1,000,000 shares owned by the Foundation; (iv) 250,000 Shares owned by the WRA Trust; (v) 201,700 shares owned by Michael S. Cooperman; (vi) 4,000 shares owned by the UTMA account for Asher Silvin Cooperman; (vii) 230,000 shares owned by Capital LP; and (viii) 25,000 shares owned by the Uncommon.

b.
Mr. Cooperman has voting power over all of the above Common Stock. This includes: (i) 1,934,900 shares owned by Mr. Cooperman; (ii) 401,000 shares owned by Toby Cooperman; (iii) 1,000,000 shares owned by the Foundation; (iv) 250,000 Shares owned by the WRA Trust; (v) 201,700 shares owned by Michael S. Cooperman; (vi) 4,000 shares owned by the UTMA account for Asher Silvin Cooperman; (vii) 230,000 shares owned by Capital LP; and (viii) 25,000 shares owned by the Uncommon.

c.	The information in Item 4 is incorporated by reference. The following table details the transactions effected by Mr. Cooperman during the past sixty days:

Date of Transaction	Type of Transaction	Number of Issuer Common Stock	Price per Issuer Common Stock	How the Transaction was Effected
5/21/2019	Purchase of Common Stock	2,920	$9.6500	Purchased on the NYSE
5/22/2019	Purchase of Common Stock	149,751	$9.3972	Purchased on the NYSE
5/23/2019	Purchase of Common Stock	72,500	$9.1947	Purchased on the NYSE
5/24/2019	Purchase of Common Stock	10,000	$9.0084	Purchased on the NYSE
5/28/2019	Purchase of Common Stock	32,500	$8.8836	Purchased on the NYSE
5/29/2019	Purchase of Common Stock	15,000	$8.5998	Purchased on the NYSE
7/19/2019	Purchase of Common Stock	280,200	$9.7289	Purchased on the NYSE
7/22/2019	Purchase of Common Stock	230,000	$10.1881	Purchased on the NYSE

d.	Not applicable.

e.	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best knowledge of Mr. Cooperman, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Cooperman and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
Item 7.  Material to Be Filed as Exhibits.

      None.

CUSIP No. 64704V106	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LEON G. COOPERMAN
/s/ Edward Levy
Name

Attorney-in-Fact
Duly authorized under POA effective as of August 10, 2016 and filed on August 12, 2016

July 23, 2019
Date

Dated: July 23, 2019